

July 10, 2012

<u>Via E-mail</u>
Marco Moran
President and Chief Executive Officer
Dewmar International BMC, Inc.
132 E. Northside Dr., Suite C
Clinton, MS 39056

> **Re: Dewmar International BMC, Inc.**
> **Form 8-K/A**
> **Filed February 14, 2012**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed April 16, 2012**
> **File No. 001-32032**

Dear Mr. Moran:

We issued comments to you on the above captioned filings on May 3, 2012. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by July 24, 2012.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosures. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or me at (202) 551-3790 if you have any questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director